UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Cliff Baty has been appointed to the Manchester United plc Board of Directors. Cliff is the Company’s Chief Financial Officer. He was appointed in March 2016. He is responsible for managing all aspects of financial reporting and financial control of the Company. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the Board of Directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2017

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman